97 Darling Avenue South Portland, Maine 04106-2301 Phone: 800-761-7181 www.wrightexpress.com
December 13, 2011
By EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549
Attention: Kathleen Collins
Re:	Wright Express Corporation Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 28, 2011 Form 10-Q for the Quarter Ended September 30, 2011 Filed November 4, 2011 File No. 001-32426
Ladies and Gentlemen:
This correspondence relates to the letter, dated November 30, 2011, that Wright Express Corporation (the “Company”), received from Ms. Kathleen Collins, Accounting Branch Chief, on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Staff”).
On behalf of the Company, and as discussed by telephone with Ms. Courtney Haseley of the Staff on December 13, 2011, this confirms that the Company intends to respond to the Staff’s comments on or before December 23, 2011.
If you require additional information or wish to discuss the timing of the Company’s response, please do not hesitate to contact the undersigned at 207-523-6421. Thank you.

Very truly yours,
/s/ Gregory A. Wiessner
Gregory A. Wiessner
Associate General Counsel and Assistant Corporate Secretary

cc:	Steven A. Elder, Wright Express Corporation Hilary A. Rapkin, Wright Express Corporation